JSI TRANSACTION ADVISORS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

	Paid in Capital	Retained Earnings	Total
Balance, December 31, 2015	$ 31,492	$ 89,489	$ 120,981
Net income		214,922	214,922
Balance, December 31, 2016	$ 31,492	$ 304,411	$ 335,903

See accompanying notes.